UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             METEOR INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   591475 10 8
                                 (CUSIP Number)


                                Jeffrey S. Kramer
                      Nevada Manhattan Group, Incorporated
                     5038 North Parkway Calabasas, Suite 100
                           Calabasas, California 91302
                                 (818) 591-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 12, 1999
             (Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 591475 10 8
                                       2

1  NAME OF REPORTING PERSON

          Nevada Manhattan Group, Incorporated
          IRS ID No.  88-0219765

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) ---
          (b) [ X ]

3  SEC USE ONLY

4  SOURCE OF FUNDS:

          NA


5 CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
  2(d) OR 2(e):

          [ X ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:

          Incorporated under the laws of the State of Nevada


Number of Shares Beneficially Owned by Each Reporting Person With

7  SOLE VOTING POWER:

          Zero (0)

8  SHARED VOTING POWER

          Zero (0)

9  SOLE DISPOSITIVE POWER

          Zero (0)

10 SHARED DISPOSITIVE POWER

          Zero (0)

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          Zero (0)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

          ---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0%

14 TYPE OF REPORTING PERSON*

          CO

                                       3
Cusip No. 591475 10 8


     This amendment No. 2 ("Amendment No. 2") to Schedule 13D amends in its entirety the Schedule 13D/A filed by Nevada Manhattan Group, Incorporated (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on January 19, 1999 with respect to securities of Meteor Industries, Inc. (the "Issuer"). The agreement entered into between the Reporting Person and Capco Acquisub, Inc. (the "Seller") granted the Reporting Person the right to rescind the agreement. The Reporting Person rescinded the agreement on February 12, 1999 and no longer owns any securities of the Issuer.


Item 5. Interest in Securities of the Issuer.

     (e) The Reporting Person rescinded the agreement on February 12, 1999 and no longer owns any securities of the Issuer.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 19, 1999

      /s/ Neil H. Lewis
By:__________________________
Title:  Secretary, Nevada Manhattan Group, Incorporated